UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF March 2014

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Report on Supreme Court Ruling against a Former Director

1.	Subject

•       Ruling by the Supreme Court of Korea against Mr. Jae Won Chey, a former director of SK Telecom Co., Ltd. (the “Company”), in the litigation against Mr. Jae Won Chey and three other defendants on charges of embezzlement.

2.	Amount Involved

•       Amount involved: Won 42,850,000,000.

•       Paid-in capital of the Company: Won 12,854,782,317,399 (as of December 31, 2012)

•       Ratio to paid-in-capital: 0.33%

•       Conglomerate under the Korean Monopoly Regulation and Fair Trade Act: Yes

3.	Date of Supreme Court Ruling	February 27, 2014

4.	Other Noteworthy Matters

•       With respect to “1. Subject,” the three other defendants mentioned above were not directors or executive officers of the Company at the time of the alleged embezzlement.

•       With respect to “2. Amount Involved,” of the amount set forth in the related indictment, the amount involved set forth above is the maximum amount that is relevant to the Company. However, the Company has not incurred any loss as the funds that are the subject of the alleged embezzlement are currently being managed in the ordinary course of business.

5.	Related Filings

•       The Company’s annual report on Form 20-F for the fiscal year ended December 31, 2012, which was filed on April 30, 2013

•       The Company’s report on Form 6-K furnished on January 17, 2013

•       The Company’s report on Form 6-K furnished on October 2, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: March 4, 2014

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